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EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share data)


                                        First Quarter
                                      1996         1995
                                    --------    --------
Net income........................ $  38,128   $  32,766

Preferred dividends...............         5          37

Income available to common
  shareholders.................... $  38,123   $  32,729



Weighted average of common
 stock equivalents.................   29,803      29,988

Weighted average of preferred
  stock convertable to common
  stock equivalents................       15         129

Weighted average of fully
 diluted common stock equivalents..   29,818      30,117


Primary earnings per share
  (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents)..................... $   1.28   $    1.09


Fully diluted earnings per share
  (net income divided by weighted
  average of fully diluted
  common stock equivalents)........ $   1.28   $    1.09



Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.